Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
1-31-02

For the month of January 2002

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

mayne

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

25 January 2002

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2 (including this page)

Media Release – Acquisition of Endeavour's Victorian radiology sites

Please find following a media release in relation to Mayne's acquisition of Endeavour's Victorian radiology sites.

Yours sincerely,

pp

John Priestley
Company Secretary

Media Release
25 January 2002

Mayne acquires Endeavour's Victorian radiology sites

Mayne today announced the acquisition of Endeavour Healthcare's radiology practices in Victoria. Under the terms of the acquisition Mayne will acquire 13 radiology sites, with an option to acquire nine medical centres. The acquisition includes a funded MRI licence.

Mayne Chief Operating Officer, Stuart James, said Endeavour's Victorian group would now join Australia's leading private health care service provider.

"The location of these facilities complements our existing health care network and continues to grow our total health services to the community," Mr James said.

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Media enquiries:
Jeannette McLoughlin
Ph: 03 9868 0714
Mb: 0401 990 425

Investor enquiries:
Mark Rogers
Ph: 03 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002